UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

Global Eagle Entertainment Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

37951D 102

(CUSIP Number)

Global Eagle Acquisition LLC
10900 Wilshire Blvd., Suite 1500
Los Angeles, California 90024
(310) 209-7280

Copy to:
Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Eagle Acquisition LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,114,909 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,114,909 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,909 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
 (1) Includes 926,463 shares which may be subject to forfeiture.  See Item 5.

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry E. Sloan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,285,211 shares (1)
	8	SHARED VOTING POWER 4,114,909 shares (2)
	9	SOLE DISPOSITIVE POWER 5,285,211 shares (1)
	10	SHARED DISPOSITIVE POWER 4,114,909 shares (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,120 shares (1)(2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
 (1) Includes 5,285,211 shares which may be purchased by exercising warrants and options that are presently exercisable.
 (2) Includes 926,463 shares which may be subject to forfeiture.  See Item 5.

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Sagansky
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,765,210 shares(1)
	8	SHARED VOTING POWER 4,114,909 shares (2)
	9	SOLE DISPOSITIVE POWER 1,765,210 shares
	10	SHARED DISPOSITIVE POWER 4,114,909 shares (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,880,119 shares (1)(2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Includes 1,765,210 shares which may be purchased by exercising warrants and options that are presently exercisable.
(2) Includes 926,463 shares which may be subject to forfeiture.  See Item 5.

This Amendment No. 2 amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on May 23, 2011, as amended on March 4, 2013.  Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D, as amended to date.

This Amendment No. 2 is being made to reflect the distribution of the Sponsor Warrants to the members of the Sponsor.  Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D, as amended to date.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The Sponsor Warrants were distributed to the members of the Sponsor pro rata in accordance with their respective membership interests for no consideration in order to provide them with direct beneficial ownership of securities previously owned indirectly.

Item 5.  Interests of Securities of the Issuer.

(a) and (b)  The information contained on the cover page to this Schedule and is incorporated herein by reference.

The percentage beneficial ownership is based on 35,724,655 shares of the Issuer’s Common Stock outstanding as of January 31, 2013 (which excludes 3,053,634 shares held by AIA, the Issuer’s majority owned subsidiary), as adjusted to reflect the shares of Common Stock issuable to Messrs. Sloan and Sagansky upon the exercise of their respective Sponsor Warrants and options that are presently exercisable.  The aggregate amount beneficially owned by the three Reporting Persons (including the shares which could be acquired within 60 days by exercising such warrants and options) is 11,165,330 shares which would represent 26.1% of the shares that would then be outstanding.

The shares reported as beneficially owned by the Reporting Persons include 926,463 shares of Common Stock that are subject to forfeiture by the Sponsor on January 31, 2016 in the event that the sales price of the Common Stock does not equal or exceed $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 24 months following the consummation of the Business Combination.

The percentage holdings shown do not reflect the shares of Common Stock that would be issued upon conversion of 19,118,233 outstanding shares Non-Voting Common Stock of the Issuer held by an unrelated shareholder; if such shares were converted, the beneficial ownership of the Reporting Persons would equal 18.0% of the shares of Common Stock that would then be outstanding.

(c)  During the past 60 days, the Reporting Persons have engaged in the following transaction involving shares of Common Stock not previously reported: on April 4, 2013 the Sponsor distributed the Sponsor Warrants to its members, including Messrs. Sloan and Sagansky for no consideration.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2013

Global Eagle Acquisition LLC

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Harry E. Sloan

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact